EXHIBIT 99.5

AUDITORS' CONSENT

We hereby consent to the use of our audit report dated December 5, 2006 on the consolidated balance sheets of Tournigan Gold Corporation as at August 31, 2006 and 2005, and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended August 31, 2006 which is incorporated by reference in the Annual Report on Form 40-F of Tournigan Gold Corporation for the fiscal year ended August 31, 2006.

/s/ Manning Elliott LLP

Manning Elliott LLP
Independent Registered Chartered Accountants
Dated this 3rd day of January, 2007
Vancouver, Canada